UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DRAGONFLY ENERGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26145B 106

(CUSIP Number)

Denis Phares

Dragonfly Energy Holdings Corp.

1190 Trademark Dr. #108

Reno, Nevada 89521

Telephone: (775) 622-3448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Denis Phares
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,208,886*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,208,886*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,208,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14	TYPE OF REPORTING PERSON IN

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on October 12, 2022, as amended by Amendment No. 1 filed by the Reporting person with the SEC on February 6, 2024 (together, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amounts of Funds.

Item 3 is hereby supplemented as follows:

The Reporting Person acquired 567,407 restricted stock units (“RSUs”) that will be settled in shares of Common Stock that were issued by the Issuer on April 12, 2024, in connection with the Reporting Person’s services performed as Chief Executive Officer of the Issuer for no additional consideration.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 3 and Item 6 of this Amendment and the Schedule 13D, as applicable, is hereby incorporated by reference in its entirety into this Item 5.

a)

The Reporting Person directly owns 14,813,667 shares of Common Stock, and indirectly owns 1,217,906 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting Person has also been granted (i) 177,313 options that have fully vested as of the filing date of this Schedule 13D (the “Filing Date”) and (ii) 567,407 RSUs, none of which have settled or will settle within sixty days of the Filing Date. As a result, the Reporting Person is deemed to beneficially own 16,208,886 shares of Common Stock as of the Filing Date. The Reporting Person’s holdings represent an aggregate of approximately 25.6% of the Issuer’s issued and outstanding shares of Common Stock (based on 63,128,135 shares of Common Stock outstanding as of November 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024).

As of August 13, 2024, the Reporting Person beneficially owned 16,208,886 shares of Common Stock, consisting of (i) 14,813,667 shares of Common Stock held directly, (ii) 1,217,906 shares of Common Stock held indirectly through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee, and (iii) 177,313 shares of Common Stock underlying options that were fully vested as of August 13, 2024. The Reporting Person had also been granted 567,407 RSUs, none of which settled within sixty days of August 13, 2024. The Reporting Person’s holdings represented an aggregate of approximately 25.8% of the Issuer’s issued and outstanding shares of Common Stock (based on 62,597,171 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024).

(b)	The Reporting Person has the sole power to vote and dispose of 16,208,886 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

(c)

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior the filing of this Amendment.

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to August 13, 2024.

d)	Not applicable.

e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2024

By:	/s/ Denis Phares
Denis Phares